SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549

                                                     FORM 11-K



(MARK ONE)
{X}     ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
        THE SECURITIES EXCHANGE ACT OF 1934

        FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                                        OR
{  }    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
        THE SECURITIES EXCHANGE ACT OF 1934



                                         COMMISSION FILE NUMBER 001-12275

                                         COGNIZANT CORPORATION SAVINGS PLAN

                                               COGNIZANT CORPORATION
                                        200 NYALA FARMS, WESTPORT, CT 06880

                                                     SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation and Benefits Committee of the Cognizant Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              Cognizant  Corporation Savings Plan
                              (Name of Plan)
                              /s/James C. Malone
                             ---------------------
                              (Signature)



                               James C. Malone
                               Senior Vice President - Finance & Controller










June 29, 1998

                                        COGNIZANT CORPORATION SAVINGS PLAN
                                                 DECEMBER 31, 1997

                                                 TABLE OF CONTENTS


                                                                        PAGE (S)
Report of  Independent Accounts. . . . . . . . . . .. . . .                   4

Financial Statements:
 Statement of Net Assets Available for Benefits as of  December 31, 1997.     5

 Statement of Net Assets Available for Benefits as of December 31, 1996       6

  Statement of Changes in Net Assets Available for Benefits for the
      year ended December 31, 1997.. . . . .                              7 - 8

Notes to Financial Statements. . . . . . . . . . . . . . . . . . . .     9 - 12

Supplemental Schedules:
         Item 27a: Schedule of Assets held for Investment Purposes. . . .   13
         Item 27d:  (Part I) Schedule of Reportable Individual
           Transactions by Issue                                            14

         Item 27d: (Part II)  Schedule of Reportable Cumulative
Transactions by Issue                                                       15


Exhibit Index. . .  . . . . . . . . . . . . . . . . . . . . . . .           16

Exhibit 23 -- Consent of  Independent Accountants. . . . . . . . . . . . .  17

                                         REPORT OF INDEPENDENT ACCOUNTANTS


To the Compensation and Benefits Committee of the Board of Directors of Cognizant Corporation:

    We have audited the accompanying statements of net assets available for benefits of the Cognizant Corporation Savings Plan ( the "Plan") as of December 31, 1997 and 1996 and related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997, and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

    Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits as of December 31, 1997 and 1996 and the statement of changes in net assets available for benefits for the year ended December 31, 1997 is presented for the purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                            /s/ COOPERS & LYBRAND L.L.P.
                            COOPERS & LYBRAND L.L.P.








New York, New York
June 29, 1998



                                                                   COGNIZANT CORPORATION SAVINGS PLAN

                                                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                       AS OF DECEMBER 31, 1997
                                                                        (DOLLARS IN THOUSANDS)



                                                                                    Small
                                              Cognizant                 Dun &      Company
                                                Common      Fixed     Bradstreet    Equity     International   Balanced
                                   Equity     Stock Fund    Income      Legacy      Index      Equity Index     Index       Loan
                      Total      Index Fund                  Fund        Fund       Fund           Fund          Fund       Fund
                   -----------  ------------ -----------  ---------  ------------ ----------  -------------- ----------   --------


         Assets

Investments at fair
  value              $138,279      $63,753      $8,392      $42,691    $3,693      $7,290        $3,368        $4,515        $4,577

Interfund
receivable/(payable)       -          (22)           1       3,677     (3,693)          1           (4)             40
receivable/(payable
Loan and interest
receivable/(payable)       6           13            10        (19)                     8                            9         (15)

Receivables:
   Members contributions  637         260            88        169                     62            29             29
   Company contributions  216          98            30         57                     17             8              6
   Dun & Bradstreet
    Profit Participation
    Plan                   21          11                       10
                    ------------  ---------    ----------     -------  --------    ----------    ----------    -----------  -------
Net assets available
 for benefits        $139,159      $64,113        $8,521     $46,585       $0        $7,378        $3,401         $4,599    $4,562
                    ============  ==========   ==========   =========  ========    ==========    ==========    =========== ========




The accompanying notes are an integral part of these financial statements.



                                                                   COGNIZANT CORPORATION SAVINGS PLAN

                                                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                       AS OF DECEMBER 31, 1996
                                                                        (DOLLARS IN THOUSANDS)



                                                                                             Small
                                               Cognizant                         Dun &      Company
                                                 Common     Fixed   Long Term  Bradstreet   Equity   International Balanced
                                    Equity     Stock Fund   Income      Bond    Legacy      Index     Equity Index   Index    Loan
                          Total    Index Fund                Fund       Fund     Fund       Fund        Fund        Fund      Fund
                        --------- -----------  ----------- -------- ---------- ---------  --------- ------------- --------  -------

         Assets

Investments at fair
  value                 $89,451      $37,580     $332      $32,227    $7,894   $11,297                                        $121

Interfund
 receivable/(payable)        -         (955)    1,837        5,574    (7,889)  (1,786)       $1,079       $758      $1,382

Loan and interest
receivable/(payable)        22           33        48          86        (5)     (14)                                        (126)


Receivables:
   Members Contributions   247          174        73
   Company Contributions    81           56        25
   Dun & Bradstreet
     Profit Participation
     Plan                8,969         4,252                 901                   4                                         3,812
                        --------     --------  ------    --------   ---------  -------    --------    ----------   --------- ------
Net assets available
  for benefits         $98,770       $41,140   $2,315    $38,788     $         $9,501       $1,079         $ 758    $ 1,382  $3,807
                      ==========    ========== =======   ========   =========  =======    =========    ==========  ========= ======





The  accompanying   notes  are  an
integral part of these financial statements.


                                                                  COGNIZANT CORPORATION SAVINGS PLAN

                                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                           FOR THE YEAR ENDED DECEMBER 31, 1997
                                                                        (DOLLARS IN THOUSANDS)

                                                                                              Small
                                                 Cognizant                         Dun &     Company
                                                   Common    Fixed   Long Term  Bradstreet   Equity    International Balanced
                                       Equity    Stock Fund  Income     Bond   Legacy Fund   Index     Equity Index   Index    Loan
                             Total   Index Fund               Fund      Fund                 Fund        Fund         Fund     Fund
                           --------- ----------  ---------  -------- ---------- ----------  ---------- ------------- --------- ----

Additions to net assets
   Attributed to:
Transfer (to) from Other
       Trustees           $(2,138)  (2,136)                $(845)    $842         $(2)                                        $3



Investment income:
 Net realized appreciation    7,622     1,494        $49                1         5,892         $40          $52       $94
 Net unrealized
  appreciation/(depreciation)14,004    15,148      1,606                         (3,690)        685         (114)      369
 Interest and dividendincome  3,262        84         25      2,473   148           138          39           26        67     262
                            --------  --------   --------   -------- ------     -------    ---------    ----------  -------  -----

Total investment income      24,888    16,726      1,680      2,473   149         2,340         764          (36)     530      262
                           ---------  --------   --------   --------  -----     -------    ---------    ----------  -------  -----

 Interest on membersloans      319       138          50        111                             9             6        5
  Repayment of members
      loans                     3      1,024        297        771                             70            40       47    (2,246)


Contributions:
 Members                     4,736      2,160        680      1,428     9                       224           137      98
 Company                    14,264      6,594      2,026      4,064     5         (13)          706           457     425
 Rollover                    2,652      1,014        362        502    20                       250           280     224
                         ----------   --------   --------    -------  ----      -------    ---------    ----------  -------  ------
Total Contributions         21,652      9,768      3,068      5,994    34         (13)        1,180           874     747
                         ----------   --------   --------    -------  ----      -------    ---------    ----------  -------  ------
 Total additions            43,724     25,520      5,095      8,504   1,025      2,325        2,023           884   1,329    (1,981)
                         ----------   --------   --------    -------  ----      -------    ---------    ----------  -------  -------


                                                                              Continued


                                                                   COGNIZANT CORPORATION SAVINGS PLAN

                                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                           FOR THE YEAR ENDED DECEMBER 31, 1997 (Continued)
                                                                        (DOLLARS IN THOUSANDS)


                                                                                              Small
                                                Cognizant                         Dun &      Company
                                                 Common    Fixed    Long Term  Bradstreet   Equity    International Balanced
                                     Equity      Stock     Income     Bond     Legacy Fund  Index     Equity Index   Index   Loan
                          Total    Index Fund    Fund       Fund      Fund                  Fund         Fund        Fund    Fund
                       ---------- ------------ ---------- -------- ----------- ----------- ---------  ------------ --------- -----


Deductions from net
assets attributed to:

Benefits paid to
  members             $(4,335)      $(2,139)    $(178)    $(1,384)      $(70)     $(437)     $(66)     $(42)          $(19)
Loans to
  members                  -         (1,170)     (186)      (1,009)                 (257)      (55)      (34)           (25)  2,736
                      ----------   ----------  --------   ---------   --------   -------     -------   -------    ---------- ------

     Total
     deductions        (4,335)       (3,309)     (364)     (2,393)       (70)      (694)      (121)     (76)          (44)    2,736
                      ----------   -----------  -------   ----------  ---------  --------    -------  --------    ---------- ------

Net increase prior to
interfund transfers     40,389       22,211     4,731       6,111        955     1,631      1,902      808         1,285      755




Interfund transfers -
   net                     -           762      1,475       1,686       (955)  (11,132)     4,397     1,835        1,932
net.................
                      ---------     --------   --------   --------    --------- ---------   -------   --------    --------   ------


Net increase           40,389       22,973      6,206       7,797                (9,501)     6,299     2,643        3,217      755

Net assets available
  for benefits:
  Beginning of period  98,770       41,140      2,315      38,788                 9,501      1,079       758        1,382    3,807
                     ----------   -----------  --------- ----------   ---------  --------  ---------   -------    ---------  ------
   End of Year       $139,159      $64,113     $8,521     $46,585        $  -    $  -       $7,378     $3,401      $4,599    $4,562
                     ==========   ===========  =========  =========   =========  ========  =========   ========   =========  ======





                                               The accompanying notes are an integral part of these financial statements

                            COGNIZANT CORPORATION SAVINGS PLAN

                              NOTES TO FINANCIAL STATEMENTS


NOTE 1 -- DESCRIPTION OF THE PLAN

        On November 1, 1996 (the "Inception Date"), Cognizant Corporation (the "Company") began operating as an independent publicly held company as a result of its spin-off from The Dun & Bradstreet Corporation ("Dun & Bradstreet"). Prior to the spin-off, the Company was owned by Dun & Bradstreet. As of the Inception Date the Company adopted the Cognizant Corporation Savings Plan (the "Plan") for the benefit of the Company employees who were members in the Dun & Bradstreet Profit Participation Plan. On December 20, 1996, Dun & Bradstreet transferred to the Bankers Trust (the "Trustee") 90% of the account balances of Company member investments, with the remaining amount transferred on January 7, 1997.

        The following description of the Plan provides only general information. Members should refer to the Plan document for a more complete description of the Plan's provisions. Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, restoration, loans, fund redistribution, and definitions of all terms are contained in that document.

Subsequent Event

        On January 15, 1998, the Company announced a plan to separate into two independent publicly traded companies by distributing shares of IMS Health Incorporated on June 30, 1998. The transaction as contemplated in January 1998 was subject to numerous conditions, including the receipt of a tax ruling, Board approval relating to the final terms and other regulatory matters. In connection therewith, it is anticipated that IMS Health will adopt a new savings plan for their associates. In connection with the corporate spin-off, assets and liabilities attributable to the associates of IMS Health may be transferred from the Plan to the new IMS Health Plan. Concurrent with this transaction, the Company will change its name to Nielsen Media Research, Inc. and the savings plan will also be renamed.

General

        The Plan is a defined contribution plan available to all U.S. employees of the Company which have been designated to participate in the Plan. Full-time and regular part-time employees are eligible to participate in the Plan on the first month following their first day of employment. Temporary employees who work at least 1,000 hours in their first year of employment, or any subsequent calendar year, are also eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

        A member may elect to contribute 1% to 16% of compensation. A member may designate savings as Before-Tax Savings or After-Tax Savings. A member who is a highly compensated employee may be limited to less than 16% due to the existence of certain tests required under the Internal Revenue Code (the "Code"). For 1996, the Code limit on Before-Tax contributions was $9,500.

        An amount equal to 50% of a member's savings, up to the first 6%, is matched by the Company. Member savings in excess of 6% are supplemental savings that are not matched by Company contributions. Matching Company contributions are invested in the same investment funds as the member's own contributions.
The member's contributions and the Company's matching contributions are forwarded monthly to the plan trustee.

Member Accounts

        Each member's account is credited with the member's contribution and allocations of the Company's contributions and Plan earnings.

                      COGNIZANT CORPORATION SAVINGS PLAN

NOTE 1 -- DESCRIPTION OF THE PLAN (CONTINUED)

Vesting

        Members are 100% vested in the Company matching contributions after the third year of employment. Notwithstanding the foregoing statement, a member becomes fully vested in their Company contribution account upon retirement, disability, death, or reaching age 65.


Investment Funds

        Contributions for member savings shall be invested in selected investment funds, in multiples of 5%. All dividends and earnings from funds are reinvested in that same fund. However, dividends paid on common stock in the Dun & Bradstreet Legacy Fund may be held in a short-term investment fund.

        Equity Index Fund -- A fund invested in the common stock of  companies
 included in the Standard & Poor's   500 Stock Index.   There are 3,129 members
invested in this fund.

        Cognizant Common Stock Fund -- A fund invested in the common stock of Cognizant Corporation. There are 1,931 members invested in this fund.

        Fixed Income Fund -- A fund invested in guaranteed  investment contracts
        (GICs) with one or more insurance companies and/or financial institutions selected by the Company. The insurance companies and/or financial institutions contract to repay both principal and a specific rate of return, from 5.98% to 7.30% with maturity dates from March 31 ,1998 to October 1, 2003. The average yield for December 31, 1997 and 1996 was 6.64% and 6.34%, respectively. There are no reserves recorded for the GICs in either 1997 or 1996. The contract values of the guaranteed investment contracts approximate their fair market value. There are 2,600 members in this fund.

        Dun & Bradstreet Legacy Fund -- A fund consisting of shares of the Company, Dun & Bradstreet and ACNielsen Corporation common stock. This fund replaced the Dun & Bradstreet Common Stock Fund in the Profit Participation Plan of Dun & Bradstreet and represents frozen participant assets. As of December 31, 1997, assets in this fund have been transferred to other Funds.

        Small Company Equity Index Fund -- A fund invested in common stocks in the U.S. equity market that are not included in the Standard & Poor's 500 (S&P
500) Stock Index.  There are 1,133 members in this fund.

        International Equity Index Fund -- A fund invested in a portfolio of securities traded outside the United States. Investment selections are based on the Europe, Australia and Far East Index. There are 805 members in this fund.

        Balanced Index Fund -- A fund comprised of 60% equity stocks (S&P 500) and 40% U.S. debt instruments. There are 650 members in this fund.

        The following investments represent 5% or more of net assets available for benefits: (dollar amounts in thousands)
                           Equity Index Fund                   64,113
                           Fixed Income Fund                   46,585
                           Cognizant Common Stock               8,521
                           Small Company Equity Index Fund      7,378

                     COGNIZANT CORPORATION SAVINGS PLAN

NOTE 1 -- DESCRIPTION OF THE PLAN (CONTINUED)

Members Loans

        Members may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of 50 percent of their vested account balance or $50,000 minus the highest outstanding loan balance they had in the preceding 12 months. Loan transactions are treated as a transfer to (from) the investment fund from (to) the loan fund. The maximum loan term is 57 months or up to 117 months for the purchase of a primary residence. The loans are secured by the balance in the members account and bear interest at the prime rate as published in The Wall Street Journal plus 2%. Principal and interest is paid ratably through monthly payroll deductions

Payments of Benefits

        On termination of service due to death, disability, retirement or other reasons, a member may elect to receive either a lump sum amount equal to the value of the member's vested interest in his or her account or, subject to certain conditions, annual installments over a period not greater than twenty years.
Members may also elect to defer distributions subject to certain conditions.

Forfeitures

        Forfeitures of terminated member's nonvested contributions are applied to reduce future Company contributions. There were no forfeitures for the year ended December 31, 1997.

Administrative Expenses

        Transaction and investment manager fees for each fund are charged against the Plan's assets. Trustee fees and other expenses of administering the Plan are borne by the Company. These fees are netted against net appreciation/ (depreciation) as they are immaterial.

NOTE 2 -- ACCOUNTING POLICIES

        The financial statements of the Plan are prepared under the accrual method of accounting. The Plan's financial statements have been prepared in conformity with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

        The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Certain investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect members' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

        The Plan's guaranteed investment contracts are stated at contract values, which represent the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals. Mutual funds are valued at the net asset values reported by the funds. Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                               COGNIZANT CORPORATION SAVINGS PLAN

NOTE 3 -- FEDERAL INCOME TAX

        The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan obtained its determination letter on March 19, 1998, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator and the Plan's legal counsel believe that the Plan is currently designated and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


NOTE 4 -- PLAN TERMINATION

        While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and the Code which state that, in such event, all members of the Plan shall be fully vested in the amounts in their accounts. In the event of Plan termination, members will become 100% vested in the Company's contribution portion of their accounts.


NOTE 5 -- RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
(dollar amounts in thousands)



The following is a reconciliation of net assets available for benefits at December 31, 1997 and 1996 per the financial statements to the Form 5500:

                                                                                            1997         1996

                                                                                  --------------- ------------
Net assets available for benefits per the financial                                     $139,159      $98,770
statements.............................

Amounts allocated to withdrawing members at.............                                     438          169

                                                                                  --------------- ------------

Net assets available for benefits per the Form                                          $138,721      $98,939
5500..........................................

                                                                                  --------------- ------------

                                                                                  --------------- ------------




The following is a reconciliation of benefits paid to members for the year ended
December 31, 1997 per the financial statements to the Form 5500:

                                                                                            1997         1996
                                                                                  --------------- ------------
Benefits paid to members per the financial                                               $4,410           $16
statements..................................

Amounts allocated to withdrawing members.............                                       438           169

                                                                                    ------------ -------------

Benefits paid to members per the Form                                                    $4,848          $185
5500................................................

                                                                                    ------------ -------------

                                                                                    ------------ -------------


Amounts allocated to withdrawing members are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1997, but not yet paid as of that date.

                       COGNIZANT CORPORATION SAVINGS PLAN

                             SUPPLEMENTAL SCHEDULE


Item 27a - Schedule of Assets Held for Investment purposes (dollar amounts in thousands).

December 31, 1997

Description of Asset                                               Cost            Fair Value
--------------------------------------------------------        ------------     ---------------

BT Pyramid Directed Account Cash Fund                            $    6,630          $    6,630

BZW Barclays Money Market For EBT                                        19                  19

Wells Fargo Equity Index Fund                                        31,599              65,308

Wells Fargo U. S. Debt Fund                                           1,470               1,505

BGI Extended Equity Market Fund                                       5,533               6,219

BGI EAFE Equity Index Fund                                            3,308               3,194

Cognizant Corporation Common Stock                                    6,790               8,435


Guaranteed Investment Contracts
Allstate Rate 6.88% - Matures on 6/30/2001                            2,349               2,349

John Hancock - Rate 5.98% Matures on 10/1/1998                        1,641               1,641

John Hancock - Rate 6.22% Matures on 4/3/2000                         2,061               2,061

John Hancock - Rate 6.12% Matures on 4/2/2001                         2,015               2,015

Metropolitan Life - Rate 6.20% Matures on 10/1/1999                   2,559               2,559

Metropolitan Life - Rate 7.30% Matures on 4/1/1999                    2,843               2,843

Metropolitan Life - Rate 6.15% Matures on 10/1/2000                     997                 997

Metropolitan Life - Rate 6.75% Matures on 10/2/2000                   2,385               2.385

New York Life - Rate 7.19% Matures on 10/1/1999                       1,653               1,653

New York Life - Rate 6.25% Matures on 4/3/2000                        1,532               1,532

New York Life - Rate 7.17% Matures on 10/1/2003                       7,856               7,856

Principal Mutual - Rate 5.35% Matures on 3/31/1998                      937                 937

Principal Mutual - Rate 6.09% Matures on 9/30/1998                    1,476               1,476

Principal Mutual - Rate 7.24% Matures on 9/30/1999                    1,603               1,603

Principal Mutual - Rate 6.40% Matures on 10/1/2000                    2,314               2,314

Principal Mutual - Rate 7.22% Matures on 9/30/2003                    8,186               8,186

Member Loans                                                          4,572               4,572

                                                                ------------     ---------------

Total Investments                                                  $ 97,826           $ 138,279
                                                                   --------           ---------

                           COGNIZANT CORPORATION SAVINGS PLAN

                                  SUPPLEMENTAL SCHEDULE


Item 27d (Part I) - Schedule of 5% Reportable Individual Transactions by Issue for the year ended December 31, 1997.



                                          Purchase/Cost of        Selling/         Net Gain or
                                               Asset             Fair Value           Loss
        Security Description                                     of Assets
                                                                     on
                                                                Transaction
-------------------------------------  ---------------------   -------------     --------------

BT Pyramid Directed Account Cash
Account Fund
Sold on         04/16/1997                       11,379,286
Purchased on   04/01/1997

Partn in Group Annuity Contract
GA-30691 with New York Life
Purchased on  04/16/1997


BZW Barclays Money Market for EBT
Sold on  02/07/1997                               7,738,000


BT Pyramid Directed Cash Fund
Sold on    02/11/1997                             6,333,852


Partn in Group Annuity Contract
GA-24675 with Metropolitan Life
10/01/1990
Purchased on   02/11/1997                         6,333,756

BT Pyramid Directed Account Cash
Fund
Purchased on 01/31/1997                           6,068,000

Partn in Group Annuity Contract
GA-24675 with Metropolitan Life
10/01/1999
Sold on 04/01/1997                                6,008,997




                        COGNIZANT CORPORATION SAVINGS PLAN

                                 SUPPLEMENTAL SCHEDULE


Item 27d (Part II) - Schedule of 5% Reportable Cumulative Transactions by Issue for the year ended December 31, 1997.


                                                           Disposed                              Acquired


     Security Description           Sales          Proceeds        Gain/(Loss)        Purchases             Cost
--------------------------------    -------      -------------    ---------------    ------------    -------------------

BT Pyramid Directed Account
Cash Funds                             258         59,589,430                            407               61,087,254

Cognizant Corporation
Outstanding Loans 12/31/1999            69          2,023,695                             18                6,479,160


BZW Barclays Money market For
EBT                                     16          8,961,000                            208                1,095,158

Wells Fargo Equity Index                 8          3,362,769          1,372,518          35               12,263,361

BZW Equity Index Fund                   23          6,420,435            212,494          41                6,160,272

BGI Xtended Equity Market Fund
                                         2            113,001             15,265          20                5,567,993

Cognizant Corp Com                      27          7,516,258          3,287,467          31                7,049,260

Dun & Bradstreet Corp Com               23          4,895,526          2,284,569

Partn in Group Annuity
Contract  GA-24675 with
Metropolitan Life 10/01/1999
                                        18          6,707,315                             18                8,774,430

Principal Mutual GAC # 26120
                                        12          1,193,757                             22                9,380,028

Partn in Group Annuity
Contract  GA-30691 with New
York Life 6.750% 10/02/2000
                                        12          1,519,140                              9                9,375,046




                        EXHIBIT INDEX


EXHIBIT
   NO.               DESCRIPTION
----------------    -----------------------------------------------------

EX - 23 Consent of  Independent Accountants

                                   EXHIBIT 23
                         CONSENT OF INDEPENDENT ACCOUNTANTS

        We consent to the incorporation by reference in the Registration Statement of Cognizant Corporation on Form S-8 (File No. 333-13889) of our report dated June 26, 1998 on our audits of the financial statements and supplementary schedules of the Cognizant Corporation Savings Plan as of December 31, 1997 and 1996 and for the year ended December 31, 1997, which report is included in this Annual Report on Form 11-K.








                                           /s/ COOPERS & LYBRAND L.L.P.
                                           COOPERS & LYBRAND L.L.P.

















New York, New York
June 29, 1998